UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K   [x] Form 10-Q  [ ] Form 10-D [ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:      July 3, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ___________________

PART I - REGISTRANT INFORMATION

Chesapeake Corporation
Full name of registrant

Former name if applicable

1021 East Cary Street
Address of principal executive office (Street and number)

Richmond, Virginia 23219
City, state and zip code

PART II - RULE 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Quarterly Report on Form 10-Q for the quarter ended July 3, 2005 for Chesapeake Corporation ("the Company") cannot be completed within the prescribed time period due to delays resulting from the Company's decision, on August 10, 2005, to amend its Annual Report on Form 10-K for the fiscal year ended January 2, 2005 (fiscal 2004), to restate financial statements and related financial information for fiscal 2004 and for each of the quarters within the year. The Company will also amend its Quarterly Report on Form 10-Q for the first quarter of fiscal 2005 ended April 3, 2005, to restate financial statements and related financial information for such quarter. The determination to restate these financial statements and related financial information was made as a result of management's identification of accounting errors related to inventory costing and accrual accounting at the Company's Plastic Packaging manufacturing facility in Crewe, England ("Crewe"), and to the accounting for certain long-term incentive compensation. For additional information, please refer to the Company's Form 8-K filed with the Securities and Exchange Commission on August 11, 2005.

The delay could not be eliminated without unreasonable effort or expense. The subject Quarterly Report on Form 10-Q will be filed as soon as practicable and, in any event, no later than the fifth calendar date following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Thomas G. Hayes	804	697-1000

(Name)	(area code)	(Telephone Number)
(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).       [x] Yes       [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       [x] Yes       [ ] No

As disclosed in the Company's Current Report on Form 8-K filed on August 11, 2005, the Company has determined that it will be restating its financial results for 2004 and the first quarter of 2005 as a result of accounting errors related to inventory costing and accrual accounting at one of the Company's Plastic Packaging locations, and to accounting for certain long-term incentive compensation programs. Comparable 2004 results discussed below have been restated.

The Company will report a loss from continuing operations for the second quarter of 2005 of $2.0 million, or $0.10 per share, compared to a loss of $0.4 million, or $0.02 per share, for the second quarter of 2004, on a restated basis. The results for the second quarter of 2005 include a loss of $3.0 million ($0.15 per share), net of income taxes, related to the sale of the company's French wine and spirits label operation and a loss of $3.4 million ($0.18 per share), net of income taxes, on the write-down of promissory notes received in connection with the 2001 sale of a business included in the company's former Merchandising and Specialty Packaging segment. The results for the second quarter of 2004 include costs of $5.4 million ($0.28 per share), net of income taxes, related to the early redemption of 40 million pounds Sterling principal amount of the company's 10-3/8 percent senior subordinated notes.

Chesapeake Corporation
(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 12, 2005	By:	/s/ THOMAS G. HAYES
Thomas G. Hayes
Controller (Principal Accounting Officer)